SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF CORPORATE DEMANDS

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) in compliance with Annex I of CVM Resolution 80 of March 29, 2022, communicates to its shareholders and the market in general, the following corporate demand:

Name of parties involved in the process:	Author: João Somariva Daniel Defendant: Centrais Elétricas Brasileiras S/A (“Eletrobras”), Centrais Elétricas do Norte do Brasil S/A (“Eletronorte”) and Federal Government
Process no.	0803014-22.2022.4.05.8500
Values, goods or rights involved:	The value of the case was set at BRL 1,000.00 (one thousand reais).
Demand date:	June 11, 2022 (date of distribuition) July 26, 2022 (date on which the company became aware)
Main Facts:

This is a class action requesting an injunction for urgent relief against the Company, filed by João Somariva Daniel. In summary, the Author alleges that:

• The Company's wholly-owned subsidiaries did not carry out prior and essential acts for capitalization, specifically, holding general meetings of debenture holders to obtain prior consent from debenture holders (waiver) in Special Purpose Entities ("SPEs") in which the Company has participation;

• This is because in the debentures issuance deeds there would be a clause providing for the early maturity of the debt in the event of a change in corporate control, directly or indirectly, without the prior consent of the debenture holders of the SPEs;

• In such deeds, the Federal Government appears as guarantor of the debts and the early maturity, due to the lack of authorization by the debenture holders, would entail the execution of the debt against the Federal Government, and, consequently, serious damages to the treasury;

• Most consents were not requested, except for SPE Santo Antonio Energia S.A.;

• Failure to obtain waivers, in the form of the issuance deeds, constitutes abuse of the power of control;

• Thus, the Defendants, in the Author’s view, would have disregarded the need for prior consent, promoting capitalization without first completing previous steps, to the detriment of the public interest, and in violation of the principles of legality and administrative morality;

• Although, according to the Plaintiff, it was necessary to obtain waivers in relation to 90 contracts of the holding company and 12 contracts of the SPEs, only the consent of the debenture holders of Santo Antonio Energia S.A was obtained;

• The same procedure should have been observed for the other SPEs;

• Furthermore, according to art. 12 of Law No. 14,182 of July 12, 2021 (“Law 14,182/21”), the Federal Government will remain as guarantor of Eletrobras contracts and the early maturity of the debts would generate a liability of around BRL 58 billion for the Federal Government;

• There would, therefore, be non-compliance with the duties of the Company's managers and with the determinations of the Company's shareholders' general meeting, which did not ensure that the debenture holders' general meetings took place.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Request or provision claimed:

In summary, the Author made the following requests:

• Due to the non-obtaining of waivers, the suspension of the Company's public offering of shares was requested, in an injunction, until there was proof that all the debenture holders' general meetings were held and the impossibility of early maturity of the debts was demonstrated;

• Summons from the Company's president, for immediate compliance with the preliminary injunction;

• Granting of view to the Public Prosecutor's Office;

• Summons of the defendants to, if they wish, contest the action;

• The production of evidence by all means permitted by law;

• The merits of the demand to make the injunction final and the determination that the public offering of the Company's shares be preceded by the debenture holders' general meetings to obtain the waivers;

• The cancellation of the Company's public offering of shares, if it were carried out;

• Condemnation of the Defendants to pay the costs and other expenses, judicial and extrajudicial, and attorney's fees;

• Exemption of the Author from procedural costs, attorneys' fees, experts and other expenses;

• And that the publications were carried out on behalf of the plaintiff's lawyer.

Court Decisions	The injunction was dismissed on 06.11.2022.

Rio de Janeiro, August 04, 2022.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.